FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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Form 20-F     X     Form 40-F

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CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, February 7, 2003

Press release

Maynilad (SUEZ) terminates its water concession business in Manila

Maynilad, the water and sewage concession holder serving Manila since 1997, has decided to terminate its contract with MWSS (Metropolitan Waterworks and Sewerage System). Maynilad is jointly owned by SUEZ (23.35%)* and its partner Benpres. This decision is in accordance with the termination notice of December 9 and for lack of agreement with MWSS at the end of the 60 day period.

During the past five years, thanks to Maynilad’s technical support, the quality of Manila’s water service has greatly improved. The coverage ratio improved from 62% to 84%; water production increased 30%; and, by the end of 2001, 150,000 new connections had been installed, extending service to 560,000 residents of low-income neighborhoods.

MWSS, the Manila concession-granting authority, refused to apply contractual clauses previously agreed following the Asian crisis permitting Maynilad to continue to provide quality service under economically viable conditions.

As provided under its terms, and after a number of formal notices to MWSS, Maynilad has decided to terminate the contract as of February 7, 2003. At the same time, in accordance with contract provisions, Maynilad intends to claim its right to damages as a result of the termination and will refer the matter to a court of arbitration to fix compensation.

On January 9, 2003, SUEZ announced an action plan for 2003-2004 by which the Group intends to reduce its exposure to risks in emerging countries and to become more demanding with regard to its partners’ upholding their contractual obligations.

The impact of the Argentine crisis was entirely provided** for in SUEZ’s accounts for 2002. The same holds for the termination of the Manila, Atlanta, and Djakarta contracts

*SUEZ holds a direct 20% interest in Maynilad, with another 3.35% held indirectly through LAWL, likewise a 20% Maynilad shareholder. SUEZ owns 16.75% of LAWL. The remaining 60% of Maynilad is owned by Benpres.

** Book a EUR 500 million charge Group’ share in consolidated accounts as of June 30, 2002. Together with the charge recorded December 31, 2001, this equates to eliminating SUEZ’s foreign exchange risk on debt and writing off its net consolidated equity

Press contacts:	Financial analyst contacts:
Anne Liontas: (331) 4006 6654 Antoine Lenoir: (331) 4006 6650	Frédéric Michelland: (331) 4006 6635 Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Delicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 7, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary